United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

CAMPBELL SOUP COMPANY

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Campbell Soup shareholders,

The Accountability Board, Inc. is proud to include Campbell Soup in our investment portfolio.

We’ve analyzed the 2022 proxy and will vote FOR Item #5, a shareholder proposal seeking ESG disclosure.

As described at AccountabilityBoard.org, TAB uses the Global Voting Principles of Institutional Shareholder Services (ISS) as our guidepost when evaluating the companies in our portfolio. This includes the key tenet of transparency: that “Companies should provide sufficient and timely information that enables shareholders to understand key issues, make informed vote decisions, and effectively engage with companies on substantive matters that impact shareholders’ long-term interests in the company.” That principle is highly relevant to Item #5.

The proposal seeks disclosure regarding apparent deficiencies in Campbell’s Responsible Sourcing Supplier Code. But notably, the Board’s response never so much as even mentions the Supplier Code. Instead of addressing the issues in the proposal directly, the Board’s response seems like a thin attempt at misdirection. As background:

•	The proposal alleges that Campbell Soup isn’t enforcing its own Responsible Sourcing Supplier Code.

•	To back this up, the Code’s animal welfare claims are invoked merely as an example—with the proposal showing what seem to be major discrepancies between the Code’s “requirements” and the realities of Campbell’s supply chain. (And that animal welfare is used as an example makes sense, since Campbell’s itself calls that issue a “key part” of its responsible supply chain vision.)

•	Specifically, the proposal demonstrates that the Code’s minimum standard which suppliers are required to implement at all times (that animals be raised in environments consistent with a principle called the “Five Freedoms of Animal Welfare”) quite simply is not being enforced by the company.

Importantly, the proposal then pivots from the single example of Campbell’s unenforced animal welfare requirements to seek broader disclosure on how else the company might be failing to enforce its own Responsible Supplier Code.

On this, the Board’s response doesn’t even attempt to refute the proposal’s claims: it doesn’t so much as reference the Five Freedoms standard the proposal shows isn’t being enforced, nor does it reference the Supplier Code at all.

Instead, the response does little more than explain some progress Campbell’s says it’s making on a few animal welfare topics. But that’s beside the point: whatever progress Campbell’s may or may not be making on those topics does nothing to change the fact that its overarching animal welfare “requirement” apparently isn’t being enforced and does nothing to alleviate the broader concerns about the Supplier Code which the proposal seeks disclosure on.

For us, it comes down to this: 1) Campbell’s Responsible Sourcing Supplier Code is of chief importance to the company’s entire ESG strategy, and 2) the allegations made in the proposal are backed up with evidence and not refuted by the Board in its response, therefore 3) there seems to be a clear need for further analysis and transparency. As such, The Accountability Board will be voting FOR this proposal and encourages other shareholders to join us.

Thank you for your consideration of this important topic.

Note: We aren’t asking for and cannot accept your proxy card. Please vote FOR Item #5 on the proxy received from management, following the instructions enclosed with the proxy as to how to cast your ballot.